                                                                    EXHIBIT 99.3


                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD

-------------------------------------------------------
NOTICE OF CHANGES IN SUBSIDIARY DIRECTOR'S SHAREHOLDING
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
NAME OF DIRECTOR:                                Ang Tang Yong

DATE OF NOTICE TO COMPANY:                       11/10/2002

DATE OF CHANGE OF SHAREHOLDING:                  10/10/2002

NAME OF REGISTERED HOLDER:                       Ang Tang Yong

CIRCUMSTANCE(S) GIVING RISE TO THE INTEREST:     Others
PLEASE SPECIFY DETAILS:                          Allotted shares pursuant to the
                                                 exercise of rights to subscribe
                                                 for new shares under
                                                 Chartered's rights offering

     INFORMATION RELATING TO SHARES HELD IN THE NAME OF THE REGISTERED HOLDER:-

NO. OF SHARES WHICH ARE THE SUBJECT OF THE TRANSACTION:        143,460
% OF ISSUED SHARE CAPITAL:                                     0.0057

AMOUNT OF CONSIDERATION (EXCLUDING BROKERAGE AND
 STAMP DUTIES) PER SHARE PAID OR RECEIVED:                     S$1.00

NO. OF SHARES HELD BEFORE THE TRANSACTION:                     179,540
% OF ISSUED SHARE CAPITAL:                                     0.0072

NO. OF SHARES HELD AFTER THE TRANSACTION:                      323,000
% OF ISSUED SHARE CAPITAL:                                     0.013

     HOLDINGS OF DIRECTOR, INCLUDING DIRECT AND DEEMED INTEREST:-

                                                       DEEMED      DIRECT
                                                       ------      -------
NO. OF SHARES HELD BEFORE THE TRANSACTION:               0         179,540
% OF ISSUED SHARE CAPITAL:                               0          0.0072

NO. OF SHARES HELD AFTER THE TRANSACTION:                0         323,000
% OF ISSUED SHARE CAPITAL:                               0           0.013

TOTAL SHARES:                                            0         323,000


     Mr Ang Tang Yong is an alternate director of Chartered Silicon Partners Pte Ltd, a subsidiary of Chartered Semiconductor Manufacturing Ltd.


Submitted by Nancy Tan See Sin, Joint Company Secretary on 11/10/2002 to the SGX